Exhibit 99.1

PRESS RELEASE

AEROPUERTOS ARGENTINA 2000 S.A.

BUENOS AIRES, Argentina, October 12, 2021 – As previously announced on September 28, 2021 (the “Launch Date”), Aeropuertos Argentina 2000 S.A. (the “Company”) commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Notes due 2027 issued on February 6, 2017 and its outstanding 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 issued on May 20, 2020 (together, the “Existing Notes”) for newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”). The Exchange Offer is being made to holders of the Existing Notes by means of an Exchange Offer Memorandum and Consent Solicitation Statement dated as of the Launch Date (the “Exchange Offer Memorandum”).

New Money Offering

On the Launch Date, the Company stated that it had been exploring financing alternatives to raise new money to satisfy some of its capital expenditure requirements under the terms of its concession agreement with the Argentine government. Subsequent to the Launch Date, the Company has retained Citigroup Global Markets Inc. (“Citigroup”) to act as lead manager and initial purchaser to conduct two new bond offerings for the purpose of raising an aggregate principal amount of approximately US$120 million: (i) the first series would be an offering of US$64 million in aggregate principal amount of Series 2021 Notes, that would be fully fungible and consolidated with the Series 2021 Notes to be issued in the Exchange Offer, and (ii) the second series would be a separate offering of US$56 million in aggregate principal amount of Senior Secured Notes due 2028 of the Company (the “Senior Secured Notes” and, together with the Series 2021 Notes, the “Notes”). The Senior Secured Notes are expected to have a maturity of seven years, to bear an annual interest rate of 9.500% and to be secured by a first priority lien on an existing cargo trust on a pari passu basis with certain commercial bank lenders to the Company and a second priority lien on the collateral securing the Existing Notes and the Series 2021 Notes. The size of the Senior Secured Notes offering could be increased, subject to market conditions.

In connection with each of such new offerings, Citigroup has provided to the Company a standby commitment to purchase any amount of Notes that remain unsubscribed for an amount of approximately US$64 million in aggregate principal amount of Series 2021 Notes and approximately US$56 million in aggregate principal amount of Senior Secured Notes. The standby commitment of Citigroup is subject to certain conditions, including (i) that at least 75% of aggregated principal amount of Existing Notes are validly tendered and accepted pursuant to the Exchange Offer, (ii) completion of documentation reasonably satisfactory to Citigroup, (iii) the absence of any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, stockholders’ equity or results of operation of the Company, and (iv) the absence of any material adverse change in the commercial banking activities and capital markets in Argentina and the United States. Citigroup has obtained an equivalent standby commitment from certain investors to purchase an equal principal amount of Notes from Citigroup. The standby commitments are subject to the allocation procedure resulting from the offering of the Notes. Citigroup and the investors will charge a commitment fee in connection therewith.

The Notes will be placed (i) outside of Argentina by means of an offering in accordance with the laws of the applicable jurisdictions, in reliance upon Regulation S and/or Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) in Argentina by means of a public offering conducted in accordance with the Argentine Capital Markets Law No. 26,831 (as amended), the Negotiable Obligations Law No. 23,576 (as amended), Decree No. 471/2018 (as amended), the rules issued by the Comisión Nacional de Valores pursuant to General Resolution No. 622 (as amended), and any other applicable law and/or regulation of Argentina.

Central Bank Approval of Offshore Reserve Account

On September 30, 2021, the Argentine Central Bank issued Authorization No. 475/037/2021, by virtue of which an offshore reserve account was authorized and, therefore, the Company will be able to establish such account as additional collateral for the Series 2021 Notes and fund the account with the money that the Company is entitled to receive from the dollar collection account under the indenture governing the Existing Notes, as more fully described in the Exchange Offer Memorandum.

In addition, according to the foreign exchange regulations currently in place in Argentina and the provisions of the supplemental authorization issued by the Argentine Central Bank on October 7, 2021, the Company is also allowed to establish a new money debt reserve account, which will be funded with the money that the Company is entitled to receive from the dollar collection account under the indenture governing the Existing Notes on a pari passu basis with the offshore reserve account for the Series 2021 Notes, as more fully described in the Exchange Offer Memorandum.

This announcement is not an offer of securities for sale in the United States, and none of the Notes has been or will be registered under the Securities Act, or any securities law of any jurisdiction. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. This announcement does not constitute an offer of the Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. Aeropuertos Argentina 2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world.